Filed by Templeton Emerging
                                                  Markets Appreciation
                                                  Fund, Inc.
                                                  Pursuant to Rule 425 under
                                                  the Securities Act of 1933
                                                  and deemed filed pursuant
                                                  to Rule 14a-12 under the
                                                  Securities Exchange Act of
                                                  1934

                                                  Subject Company: Templeton
                                                  Emerging Markets
                                                  Appreciation Fund, Inc.
                                                  Commission File No. 811-08362

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
            TEMPLETON EMERGING MARKETS FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  JANUARY 4, 2002 -- PRESS RELEASE Q'S AND A'S

Q: WHY DID THE BOARDS OF EMERGING MARKETS APPRECIATION FUND AND EMERGING MARKETS FUND TAKE THESE ACTIONS?

A: As noted in the January 4, 2002 press release, Emerging Markets Appreciation Fund and Emerging Markets Fund intend to file relevant materials with the U.S. Securities and Exchange Commission, including a proxy statement by Emerging Markets Appreciation Fund, a proxy statement by Emerging Markets Fund, and a registration statement by Emerging Markets Fund that contains a prospectus. These materials will include detailed information regarding the transactions, the Boards' considerations and the Boards' recommendations and will be provided to shareholders in accordance with federal securities laws.

Q: IF THE REORGANIZATION IS APPROVED, HOW MANY SHARES OF EMERGING MARKETS FUND
   WILL EACH EMERGING MARKETS APPRECIATION FUND SHAREHOLDER RECEIVE?

A: If the proposed reorganization is consummated, the number of shares to be received by a Emerging Markets Appreciation Fund shareholder will be determined based upon the relative net asset values of Emerging Markets Appreciation Fund and Emerging Markets Fund immediately prior to the reorganization. A Emerging Markets Appreciation Fund shareholder will receive Emerging Markets Fund shares equal, on a net asset value basis, to the aggregate net asset value of the shareholder's Emerging Markets Appreciation Fund shares immediately prior to the reorganization. The number of Emerging Markets Fund shares received may be more or less than the number of Emerging Markets Appreciation Fund shares exchanged, but the aggregate net asset value of each shareholder's holdings immediately before and after the transaction will be the same.

                                    * * * * *

In connection with the proposed reorganization transaction, Templeton Emerging Markets Appreciation Fund, Inc. ("TEA") and Templeton Emerging Markets Fund, Inc. ("EMF") intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by TEA, a proxy statement by EMF, and a registration statement on Form N-14 by EMF that contains a prospectus. Because those documents contain important information, shareholders of TEA and EMF are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling TEA at 1-800-342-5236 or by calling EMF at 1-800-342-5236.

TEA, its directors and executive officers and certain other persons, may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for TEA's 2001 annual meeting of shareholders. Participants in TEA's solicitation may also be deemed to include the following executive officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

EMF, its directors and executive officers and certain other persons, may be deemed to be participants in EMF's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for EMF's 2001 annual meeting of shareholders. Participants in EMF's solicitation may also be deemed to include the following executive officers or other persons whose interests in EMF may not be described in the proxy statement for EMF's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of TEA's common stock, or 1% of EMF's common stock. Except as disclosed above, to the knowledge of TEA and EMF, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in TEA or EMF.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of TEA and the proxy statement and prospectus of EMF if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.